Filed by Horizon Quantum Holdings Pte. Ltd.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: dMY Squared Technology Group, Inc.
Commission File No.: 333-292737

On March 9, 2026, the following press release was issued by Horizon Quantum Computing Ltd. (“Horizon Quantum”).

Horizon Quantum Announces Expected New Board Members and Chief Legal Officer

SINGAPORE, March 9, 2026 – Horizon Quantum Holdings Ltd. (“Horizon Quantum”), which will become the holding company of Horizon Quantum Computing Pte. Ltd., a pioneer of software infrastructure for quantum applications, today announced expected new members of its board of directors and a key addition to its leadership team.

Following the completion of Horizon Quantum’s merger (the “Business Combination”) with dMY Squared Technology Group, Inc. (“dMY”), the company expects to make the following appointments to its board of directors: Danielle Lambert, formerly of Apple Inc. (“Apple”), Peter Oey of Grab Holdings Ltd. (“Grab”), Jill Turner of Broadcom Inc. (“Broadcom”), and Harry You, Chairman of dMY. Finally, in May of this year, Horizon Quantum will also fill out its leadership team, adding Catherine Fitzsimons, currently of Fidelity International Ltd. (“Fidelity”), as the company’s Chief Legal and Compliance Officer, EVP of Strategic Initiatives and Company Secretary.

“Horizon Quantum is entering a crucial next phase of growth as we prepare to go public via a definitive business combination agreement with dMY,” said Horizon Quantum Founder & CEO Dr Joe Fitzsimons. “Bringing world-class appointments to our board and leadership team strengthens the company and enhances our ability to achieve our mission of unlocking the full potential of quantum computers.”

Each director nominee Horizon Quantum intends to appoint to its board of directors will bring a range of experiences and perspectives to the company. For more on each director nominee, please see below.

●	Danielle Lambert was the VP of Human Resources at Apple, where she helped build out teams behind the iPod, iPhone, iPad and Apple Retail Stores, among others. She later played a pivotal role in the founding of Nest Labs Inc., as an investor and advisor through the company’s rapid growth and acquisition by Alphabet Inc.

●	Peter Oey is the Chief Financial Officer of Grab, a prominent Southeast Asia superapp. He previously served as CFO of LegalZoom.com Inc. prior to its IPO and as CFO of MyLife.com Inc. Earlier in his career he held several finance leadership roles at Activision Blizzard Inc.

●	Jill Turner has more than 20 years of experience in global human resources leadership roles at Fortune 500 technology companies. She is currently the Chief Human Resources Officer of Broadcom and previously held executive positions at Honeywell International Inc. and Lumen Technologies Inc. (formerly CenturyLink Inc.).

●	Harry You is currently Chairman of dMY Squared Technology Group, Inc. and a member of Broadcom’s board of directors. Previously, he was lead independent director of IonQ Inc., a leading quantum computing hardware company. He is also an experienced public company officer, having held CFO roles at Accenture plc and Oracle Corporation, and an EVP role at EMC Corporation, among others.

Separately, Catherine Fitzsimons will also join the company in May as the Chief Legal and Compliance Officer, EVP of Strategic Initiatives and Company Secretary. At Fidelity, she is currently the Director of Strategic Initiatives and previously served as Fidelity’s Head of Global Product Legal.

“Based on my prior experience with many public companies, I believe Catherine will be an outstanding addition to the team with her strong legal experience, particularly at Fidelity International,” said Harry You, Chairman of dMY. “I have full confidence that she will be an excellent steward for the Company and all of its stakeholders, especially its new public shareholders.”

Ms. Fitzsimons commented, “The momentum across the quantum industry, together with Horizon Quantum’s next stage of growth, makes this a particularly exciting time to join the Company. It presents a compelling opportunity to support the business through a period of transformation. In my new role, I look forward to ensuring we are well positioned to deliver on our growth ambitions with discipline, vision, and purpose.”

About Horizon Quantum

Horizon Quantum’s mission is to unlock broad quantum advantage by building software infrastructure that empowers developers to use quantum computing to solve the world’s toughest computational problems.

Founded in 2018 by Dr Joe Fitzsimons, a leading researcher and former professor with more than two decades of experience in quantum computing, the company seeks to bridge the gap between today’s quantum hardware and tomorrow’s applications through the creation of advanced software development tools. Its integrated development environment, Triple Alpha, enables developers to write sophisticated, hardware-agnostic quantum programs at multiple levels of abstraction. Learn more at www.horizonquantum.com.

Additional Information about the Business Combination and Where to Find It

In connection with Horizon Quantum’s previously announced Business Combination, Horizon Quantum and Horizon Quantum Computing Pte. Ltd. (“Horizon”) filed a registration statement on Form F-4 relating to the Business Combination and certain other matters (the “Registration Statement”), which includes a preliminary proxy statement of dMY and a preliminary prospectus of Horizon Quantum with respect to the securities to be offered in the Business Combination. The Registration Statement became effective on February 17, 2026. The same day, dMY filed and mailed a definitive proxy statement/prospectus (the “Proxy Statement”) to its shareholders as of the record date established for voting on the Business Combination. The Proxy Statement contains important information about the Business Combination and the other matters to be voted upon at a special meeting of shareholders of dMY (the “Special Meeting”). This press release does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY, Horizon Quantum and Horizon may also file other documents with the Securities and Exchange Commission (the “SEC”) regarding the Business Combination. dMY’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials contain important information about dMY, Horizon Quantum, Horizon, and the Business Combination. The documents filed by dMY, Horizon Quantum and Horizon with the SEC also may be obtained free of charge upon written request to dMY at dMY Squared Technology Group, Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

Horizon Quantum, Horizon and dMY and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of dMY’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of dMY’s directors and officers in dMY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on April 3, 2025 (the “dMY Annual Report”) or its subsequent quarterly reports. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to dMY’s shareholders in connection with the Business Combination is set forth in the Proxy Statement for the Business Combination. Information concerning the interests of Horizon Quantum’s, Horizon’s and dMY’s participants in the solicitation, which may, in some cases, be different than those of their respective equityholders generally, is set forth in the Proxy Statement relating to the Business Combination.

Disclaimer

Past performance by Horizon’s or dMY’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Horizon’s or dMY’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that Horizon Quantum, Horizon or dMY will, or are likely to, generate going forward.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” with respect to dMY, Horizon Quantum and Horizon. The expectations, estimates, and projections of the businesses of Horizon Quantum, Horizon and dMY may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “anticipate,” “intend,” “may,” “will,” “could,” “should,” “potential,” “plan” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements include, without limitation, expectations related to the closing of the Business Combination and the addition of Harry You, Danielle Lambert, Jill Turner and Peter Oey (together, the “Proposed Directors”) to join as directors and for Catherine Fitzsimons to join as the company’s Chief Legal and Compliance Officer, EVP of Strategic Initiatives and Company Secretary. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and are subject to, without limitation, (i) known and unknown risks, including the risks and uncertainties indicated from time to time in the dMY Annual Report, dMY’s other filings with the SEC, and the Registration Statement and Proxy Statement, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by dMY, Horizon Quantum or Horizon; (ii) uncertainties; (iii) assumptions; and (iv) other factors beyond dMY’s, Horizon Quantum’s, or Horizon’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and dMY, Horizon Quantum and Horizon therefore caution against placing undue reliance on any of these forward-looking statements.

Many of these factors are outside of the control of dMY, Horizon Quantum and Horizon and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement, dated as of September 9, 2025, by and among dMY, Horizon and Horizon Quantum the other related parties thereto (the “Business Combination Agreement”); (2) the ability to successfully or timely consummate the private placement of an aggregate of approximately $111.9 million of Horizon Quantum’s Class A ordinary shares with certain institutional and accredited investors, qualified institutional buyers and strategic investors (the “PIPE Transaction”); (3) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the Business Combination Agreement; (4) the inability to complete the Business Combination, including due to the failure to obtain approval of the shareholders of Horizon and dMY or other conditions to closing the Business Combination; (5) changes to the structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (6) Horizon Quantum’s ability to scale and grow its business, including through the use of proceeds of the PIPE Transaction, and the advantages and expected growth of Horizon Quantum; (7) the cash position of Horizon Quantum following the closing of the Business Combination; (8) the inability to obtain or maintain the listing of Horizon Quantum’s securities on the New York Stock Exchange, the NYSE American, or Nasdaq following the Business Combination; (9) the risk that the announcement and pendency of the Business Combination disrupts Horizon’s current plans and operations; (10) the ability to recognize the anticipated benefits of the Business Combination and PIPE Transaction, which may be affected by, among other things, competition, the ability of Horizon Quantum to grow and manage growth profitably and source and retain its key employees; (11) costs related to the Business Combination; (12) changes in applicablew laws and regulations or political and economic developments; (13) the possibility that Horizon Quantum may be adversely affected by other economic, business and/or competitive factors; (14) Horizon Quantum’s estimates of expenses and profitability; (15) the amount of redemptions by dMY public shareholders; (16) difficulties operating Horizon Quantum’s quantum processor and the possibility that the quantum processor does not provide the advantages that Horizon Quantum expects; (17) the ability to successfully or timely consummate the PIPE Transaction; (18) the ability of Horizon Quantum to integrate access to its quantum computing test bed within its Triple Alpha platform; (19) the ability of our coding languages to provide additional abstraction when compared to other quantum computing solutions; (20) the entry into the side letter, dated December 4, 2025, among Horizon Quantum, Horizon, dMY, and IonQ, Inc. (the “Side Letter”), and our ability to recognize the benefits of the Side Letter; and (21) other risks and uncertainties included in the “Risk Factors” sections of the dMY Annual Report, dMY’s other filings with the SEC, and the Registration Statement and other documents filed or to be filed with the SEC by Horizon Quantum, Horizon and dMY. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Horizon Quantum, Horizon and dMY do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor contact

Katherine Bailon

investors@horizonquantum.com

Media contact

Yanina Blaclard
media@horizonquantum.com

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